Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Jamie G. John

Re:         Cicero Inc.
Form 8-K
Filed May 8, 2012
File No. 000-26392

Dear Ms. John:

I am responding to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 14, 2012, to Cicero Inc. (the “Company”).  Please be advised that the Company has filed a Form 8-K/A on May 24, 2012 addressing the Staff’s comments.

In response to your letter, the Company acknowledges the following:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (919) 380-5000.

Sincerely,

/s/ John P. Broderick

John P. Broderick
Chief Executive Officer